                                                                EXHIBIT 12-4

MCN INVESTMENT CORPORATION AND SUBSIDIARIES
COMPUTATION OF INTEREST COVERAGE RATIO
(DOLLARS IN THOUSANDS)

The following table sets forth the interest coverage ratio for MCN Investment on a historical basis for the periods indicated. This ratio differs from the SEC prescribed "Ratio of Earnings to Fixed Charges" in its treatment of certain hybrid securities of MCN and MCN Investment.

                                           Twelve Months  Twelve Months  Twelve Months
                                               Ended          Ended          Ended
                                            December 31,   December 31,   December 31,
                                              1997            1996          1995
                                            ------------------------------------------
EARNINGS AS ADJUSTED:
Pre-tax Income (1)                          $ 64,738    $  24,208      $ 12,454
Interest capitalized                         (15,002)      (9,398)       (6,249)
Preferred dividend adjustment (2)             39,956       17,989         9,375
Interest rate charges                         40,476       32,696        21,582
                                            --------    ---------      --------
                                             130,168       65,495        37,162
                                            ========    =========      ========

INTEREST RATE CHARGES:
Interest expensed                             64,434       40,523        24,151
Interest capitalized                          15,002        9,398         6,249
Interest implicit in rentals                     996          764           557
Preferred dividends adjustment (2)           (39,956)     (17,989)       (9,375)
                                            --------       ------         -----
                                              40,476       32,696        21,582
                                            ========       ======        ======


Interest Coverage Ratio                         3.22         2.00          1.72
                                                ====         ====          ====



(1) Income from continuing operations before income taxes

(2) Preferred dividends expense of MCN allocated to MCN Investment which includes (a) dividends on the $100,000,000 of 9 3/8% redeemable preferred securities of MCN Michigan Limited Partnership, (b) dividends on the $132,250,000 of 8% FELINE PRIDES of MCN Financing III, (c) interest on the $130,000,000 of 6.82% Series Medium-Term Notes issued in conjunction with the $135,000,000 of 8% Preferred Redeemable Increased Dividend Equity
Securities of MCN, and (d) dividends on the $80,000,000 of 8 5/8% Trust Originated Preferred Securities of MCN Financing I.